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                             February 22, 2021

       Matt Susz
       Senior Vice President and Chief Financial Officer
       JOANN Inc.
       5555 Darrow Road
       Hudson, Ohio 44236

                                                        Re: JOANN Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 16,
2021
                                                            File No. 333-253121

       Dear Mr. Susz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 16, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 69

   1. We note your response to our previously issued comment 6. We continue to believe that adjusting for store
preopening costs is not appropriate. Your presentation of the number of stores reopened or
remodeled over the past 5 years clearly indicates that remodeling and reopening stores is a
part of your ongoing operations. Please revise your filing as previously requested to
eliminate the "Location pre-opening and closing costs excluding loss on disposal of
fixed assets" adjustment. Refer to the guidance in Question 100.01 of the Compliance and
Disclosure Interpretations on Non-GAAP Measures.
 Matt Susz
FirstName LastNameMatt Susz
JOANN Inc.
Comapany22,
February  NameJOANN
            2021       Inc.
February
Page 2 22, 2021 Page 2
FirstName LastName
General

2. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Rule 163B of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
3. We note that you filed a free writing prospectus pursuant to Rule 433(f) under the
         Securities Act of 1933 on February 19, 2021. Please provide your legal analysis regarding how the publication of the articles filed as Annex A and Annex B to the free writing prospectus complies with your obligations under Section 5(b) of the Securities Act and tell us whether any additional disclosure or other action by the company is necessary in this regard.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at 202-551-3304 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Drew Capurro, Esq.